

TEREN, INC.
Annual Report (Form C-AR)
For the Fiscal Year Ended December 31, 2025

1. Company Overview

TEREN is a premium outdoor apparel brand focused on thoughtfully designed products for adventure travel & everyday wear. TEREN combines performance-driven materials with a clean aesthetic, serving customers who value versatility, durability, & clean design.

During 2025, TEREN continued to invest in product development, inventory, and brand growth, with a focus on building a scalable foundation for long-term expansion.

2. Financial Results and Operations

Revenue for the year ended December 31, 2025 was **$918,732**, compared to **$1,093,224** in 2024.

Net loss for 2025 was **($317,070)**, compared to **($329,409)** in 2024.

The increase in net loss reflects continued investment in inventory, marketing, and operational infrastructure to support future growth. TEREN prioritized acquiring new customers, positioning the business for improved efficiency and scalability over time.

3. Financial Statements

Balance Sheet

Assets	2025	2024
Cash and Cash Equivalents	$359,520	$53,753
Accounts Receivable	$0	$0
Inventory	$682,126	$779,736
Other Assets	$53,695	$34,649
Total Assets	**$1,095,341**	**$868,138**

Liabilities	2025	2024
Short-term Debt	$56,689	$101,631
Long-term Debt	$3,096,629	$2,653,629
Total Liabilities	**$3,153,318**	**$2,755,260**

Income Statement

Income Statement	2025	2024
Revenue / Sales	$918,732	$1,093,224
Cost of Goods Sold	$303,977	$328,264
Gross Profit	**$614,755**	**$764,960**
Net Income	**($317,070)**	**($329,409)**

4. Capital Structure

TEREN has raised capital through a combination of private investment and Regulation Crowdfunding offerings. This includes the issuance of Simple Agreements for Future Equity (SAFEs) as well as securities sold pursuant to Regulation Crowdfunding.

Proceeds from these financings have been used to support operations, including inventory purchases, marketing, product development, and personnel. These investments have enabled TEREN to scale its product offerings, expand customer acquisition efforts, and build the operational infrastructure necessary for long-term growth.

Holder	Shares
Founder/Employees	1,000,000
Sage Hill Investors, LLC (SHI)	1,117,595
CF Offering Investors (Non Sage Hill)	21,891
Total Shares	**2,139,486**

5. Notes

- Financial statements are prepared on a consistent basis with prior periods.
- Inventory is reported at cost.
- Accounts receivable reflects outstanding customer balances as of year-end.
- TEREN operated as a LLC prior to converting to a C-corporation in 2025. Financial information for prior periods reflects the operations of the TEREN LLC.